J.P. GALDA & CO.

ATTORNEYS-AT-LAW

THREE WESTLAKES

1055 WESTLAKES DRIVE, SUITE 300

BERWYN, PENNSYLVANIA 19312

TELEPHONE (215) 815-1534

September 27, 2016

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention:	Suzanne Hayes, Assistant Division Director
Josh Samples and Erin Jaskot

Re:	Algae Dynamics Corp.
Registration Statement on Form S-1
Filed August 22, 2016
File No. 333-213230

Mesdames Hayes and Jaskot and Mr. Samples :

This firm acts as US corporate and securities counsel to Algae Dynamics Corp. (the “Registrant”) which has asked me to respond to the Staff’s comment letter dated September 12, 2016 (the “Comment Letter”) relating to the above-captioned Registration Statement (the “Registration Statement”). The numbered paragraphs below refer to the numbered comments in the Comment Letter.

1. We respectfully disagree with the position that RY was not irrevocably bound to purchase the shares under the equity purchase agreement. However, in view of the Registrant’s need to move forward as quickly as possible to resolve all comments and have the Registration Statement declared effective we have amended the Registration Statement to remove the equity purchase agreement shares.

2. The Registration Statement has been amended to remove all shares issuable to Trademasterpro.com LLC (the “Consultant”) which are subject to the condition that the Consultant provide future services. Accordingly, the number of Common Shares registered for resale by the Consultant has been reduced by the 250,000 which will be issued as of October 24, 2016.

3 and 4. With respect to Comments 3 and 4, the number of shares registered in the Registration Statement reflected in the opinion was correct and the cover page to the Registration Statement was incorrect. The cover page of the Registration Statement has been modified accordingly. However, in the Amendment we are filing today, we are registering additional shares that are now covered by a new opinion. With respect to the due authorization qualification in the opinion, the opinion has been amended to remove the assumption that the Common Shares were duly authorized by the Registrant.

As indicated above, the Registrant desires to move forward with effectiveness of the Registration Statements as quickly as possible. Accordingly, we would appreciate your prompt review of these responses and the Amendment filed today and would like to file an acceleration request as soon as practicable. I will be calling Mr. Samples to discuss the potential timing of this acceleration request.

Very truly yours,

J.P. Galda & Co.